UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GCI Liberty, Inc.

(Name of Issuer)

Class A common stock, no par value

Class B common stock, no par value

(Title of Class of Securities)

Class A common stock, no par value: 36164V 305

Class B common stock, no par value: 36164V 404

(CUSIP Number)

Richard N. Baer

Chief Legal Officer

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPs: Class A common stock: 36164V 305 Class B common stock: 36164V 404

1.	Names of Reporting Persons Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A common stock: 81,706,919 Class B common stock: 4,455,308

	8.	Shared Voting Power Class A common stock: 0 Class B common stock: 0

	9.	Sole Dispositive Power Class A common stock: 81,706,919 Class B common stock: 4,455,308

	10.	Shared Dispositive Power Class A common stock: 0 Class B common stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A common stock: 81,706,919 Class B common stock: 4,455,308

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) Class A common stock: 78.2% (1) Class B common stock: 100% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)                     For purposes of calculating the beneficial ownership of Liberty Interactive Corporation, a Delaware corporation (the “Reporting Person”), the total number of shares of Class A common stock, no par value (“GLIBA”) outstanding was 104,548,942, the total number of shares of Class B common stock, no par value (“GLIBB”) outstanding was 4,455,308, and the total number of shares of Series A Cumulative Redeemable Preferred Stock (“GLIBP”) outstanding was 7,251,436, in each case, as of March 9, 2018, based on information provided by GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer”).    Each share of GLIBB is convertible, at the option of the holder, into one share of GLIBA.  Shares of GLIBA and GLIBP are not convertible.   Each share GLIBA is entitled to one vote, each share of GLIBB is entitled to ten votes, and each share of GLIBP is entitled to one-third of a vote, in each case, on all matters presented to shareholders for their approval.  Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 83.3% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Items 1 and 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

Liberty Interactive Corporation

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

GCI Liberty, Inc.

Item 1.  Security and Issuer

Liberty Interactive Corporation, a Delaware corporation (the “Reporting Person” or “Liberty Interactive”) is filing this Statement on Schedule 13D (the “Statement”) with respect to the Class A common stock, no par value (“GLIBA”), and the Class B common stock, no par value (“GLIBB”, and together with GLIBA, the “Common Stock”), of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer” or “GCI Liberty”), beneficially owned by the Reporting Person.

The Issuer’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Issuer also has shares of Series A Cumulative Redeemable Preferred Stock (“GLIBP”) outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of GLIBA issuable upon the conversion of shares of GLIBB.  By its terms, each share of GLIBB is convertible into one share of GLIBA at the option of the holder.  Shares of GLIBA and GLIBP are not convertible.  The holders of GLIBA, GLIBB, and GLIBP generally vote together as a single class with respect to all matters voted on by the shareholders of the Issuer.  Shares of GLIBA are entitled to one vote per share, shares of GLIBB are entitled to ten votes per share, and shares of GLIBP are entitled to one-third of a vote per share, in each case, on all matters presented to shareholders of the Issuer for their approval.

Item 2.  Identity and Background

(a) - (c)

This Statement is filed by Liberty Interactive, whose principal business is owning interests in a broad range of video and online commerce businesses. The business address and principal office of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Reporting Person is filing this Statement to report its acquisition of beneficial ownership of 81,706,919 shares of GLIBA and 4,455,308 shares of GLIBB on March 9, 2018 at the Contribution Effective Time (as defined below) in the Contribution (as defined below), as further described in Item 3 of this Statement.

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

Neither the Reporting Person, nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

At 8:00 a.m., New York City time, on March 9, 2018 (the “Contribution Effective Time”), pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 4, 2017 (the “Original Reorganization Agreement”), by and among Liberty Interactive, Liberty Interactive LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Liberty Interactive (“LI LLC”), and GCI Liberty, as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017 (“Amendment No. 1”), by and among Liberty Interactive, LI LLC and GCI Liberty, and by Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017 (“Amendment No. 2”), by and among Liberty Interactive, LI LLC and GCI Liberty (together, the “Reorganization Agreement”), GCI Liberty issued to LI LLC 81,706,919 shares of GLIBA and 4,455,308 shares of GLIBB in exchange for the contribution by LI LLC to GCI Liberty of all of the assets and liabilities attributed to Liberty Interactive’s Ventures Group (the “Contribution”) following the reattribution of certain assets and liabilities from its Ventures Group to its QVC Group as provided in the Reorganization Agreement and the assumption by GCI Liberty of certain related obligations.  The number of shares of GLIBA and GLIBB issued to LI LLC was equal to the number of shares of Liberty Interactive’s Series A Liberty Ventures common stock, par value $0.01 per share (“LVNTA”), and Series B Liberty Ventures common stock, par value $0.01 per share (“LVNTB”), outstanding at such time.

The information contained in Item 6 of this Statement is incorporated into this Item 3 by reference.

Item 4.  Purpose of Transaction

As set forth above and below, at the Contribution Effective Time on March 9, 2018, pursuant to the terms of the Reorganization Agreement, the Reporting Person acquired beneficial ownership of 81,706,919 shares of GLIBA and 4,455,308 shares of GLIBB in the Contribution. In accordance with the terms of Reorganization Agreement, subject to the satisfaction (or waiver if applicable or permitted) of certain conditions, Liberty Interactive acquired such shares of GLIBA and GLIBB in order to effect the redemption of (a) each outstanding share of LVNTA for one share of GLIBA, with no shares of LVNTA remaining outstanding, and (b) each outstanding share of LVNTB for one share of GLIBB, with no shares of LVNTB remaining outstanding, with the effect that GCI Liberty would be split-off (the “Split-Off”) from Liberty Interactive, and Liberty Interactive would cease to have an equity interest in GCI Liberty.  As a result of the Split-Off, any shares of LVNTA or LVNTB held by Schedule 1 Persons would be redeemed for shares of GLIBA and GLIBB, respectively, in accordance with the terms of Reorganization Agreement.  Furthermore, equity incentive awards with respect to shares of LVNTA or LVNTB held by Schedule 1 Persons would be adjusted into corresponding equity incentive awards with respect to GLIBA or GLIBB, respectively, in accordance with the terms of the Reorganization Agreement and pursuant to the anti-dilution provisions of the incentive plans under which such awards were granted.  For more information about the Split-Off, see the Definitive Proxy Statement on Schedule 14A, filed by the Reporting Person with the SEC on December 29, 2017 (File No. 001-33982) (the “Schedule 14A”).

In accordance with the terms of the Reorganization Agreement, at the Contribution Effective Time, each director in office immediately prior to the Contribution Effective Time on the board of directors of GCI Liberty (the “GCI Liberty Board”) (other than Ronald A. Duncan) resigned as a director (the “resignations”) effective as of the Contribution Effective Time, and, at the Contribution Effective Time, each of John C. Malone, Gregory B. Maffei, Gregg L. Engles, Donne F. Fisher, Richard R. Green and Sue Ann Hamilton were appointed to the GCI Liberty Board (with Ronald A. Duncan continuing to serve on the GCI Liberty Board) to fill the vacancies created by the resignations, with Mr. Malone to serve as the chairperson of the GCI Liberty Board, and with each such director serving until such director’s successor is duly elected and qualified or until such director’s earlier death, incapacitation, retirement, resignation or removal.

In addition, in accordance with the terms of the Reorganization Agreement, effective as of the Contribution Effective Time, GCI Liberty appointed the officers identified by Liberty Interactive, including John C. Malone, as Chairman of the Board, Gregory B. Maffei, as President and Chief Executive Officer, Richard N. Baer, as Chief Legal

Officer, Mark D. Carleton, as Chief Financial Officer and Treasurer, and Albert E. Rosenthaler, as Chief Corporate Development Officer.

Furthermore, in accordance with the terms of the Reorganization Agreement, it is expected that the Issuer and GCI Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer (“GCI Newco”), will enter into an agreement and plan of merger, pursuant to which, upon the satisfaction of certain conditions, including the approval of GCI Liberty’s shareholders, GCI Liberty will merge with and into GCI Newco, with GCI Newco continuing as the surviving corporation in the merger (the “reincorporation merger”), for the limited purposes of changing GCI Liberty’s state of incorporation from Alaska to Delaware, and adopting a new certificate of incorporation and bylaws to account for certain differences in Delaware law as compared to Alaska law.  For more information about the reincorporation merger, see the Preliminary Proxy Statement on Schedule 14A, filed by the Issuer with the SEC on February 26, 2018 (File No. 001-38385).

Except as set forth in Item 4 of this Statement, the Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The information contained in Item 6 of this Statement is incorporated into this Item 4 by reference.

Item 5.   Interest in Securities of the Issuer

(a)-(b) Upon completion of the Contribution, the Reporting Person beneficially owned (without giving effect to the conversion of shares of GLIBB into GLIBA) (i) 81,706,919 shares of GLIBA, which represented approximately 78.2% of the outstanding shares of GLIBA, and (ii) 4,455,308 shares of GLIBB, which represented 100% of the outstanding shares of GLIBB. The foregoing percentage interests are based on 104,548,942 shares of GLIBA and 4,455,308 shares of GLIBB, in each case, outstanding as of March 9, 2018, based on information provided by the Issuer.  In addition, there were 7,251,436 shares of GLIBP outstanding as of March 9, 2018, based on information provided by the Issuer.  Accordingly, upon the completion of the Contribution, the Reporting Person may be deemed to have beneficially owned voting equity securities representing 83.3% of the voting power with respect to the general election of directors of the Issuer.

(c) On February 20, 2018, the Commissioner of the Department of Commerce, Community and Economic Development of the State of Alaska (the “Alaska Commissioner”) accepted for filing GCI Liberty’s amended and restated articles of incorporation (the “Restated Articles”) that were filed with the Alaska Commissioner on February 2, 2018 in accordance with the terms of the Reorganization Agreement. As a result, each share of GCI Liberty’s former Class A common stock, no par value (“GNCMA”), and Class B common stock, no par value (“GNCMB”), were reclassified (the “Reclassification”) into one share of GCI Liberty’s former Class A-1 common stock, no par value (the “GCI Liberty Class A-1 Common Stock”), and former Class B-1 common stock, no par value (the “GCI Liberty Class B-1 Common Stock”), respectively.  John C. Malone, a director of Liberty Interactive, beneficially owned 52 shares of GNCMA and Richard N. Barton, a director of Liberty Interactive, beneficially owned 460 shares of GNCMA directly and beneficially owned 20 shares of GNCMA indirectly through the Barton Descendants’ Trust 12/30/2004, over which Mr. Barton has investment power but not voting power.  Such shares owned by such Schedule 1 Persons were also subject to the Reclassification.

On March 8, 2018, at 4:21 p.m., New York City time, pursuant to the Restated Articles and in accordance with the terms of the Reorganization Agreement, each share of GCI Liberty Class A-1 Common Stock and GCI Liberty Class B-1 Common Stock, including shares held by the Schedule 1 Persons set forth above, was automatically converted into 0.63 of a share of GLIBA and 0.20 of a share of GLIBP.

At 4:01 p.m., New York City time, on March 9, 2018, Liberty Interactive redeemed (a) each outstanding share of LVNTA, for one share of GLIBA, with no shares of LVNTA remaining outstanding, and (b) each outstanding share of LVNTB, for one share of GLIBB, with no shares of LVNTB remaining outstanding, with the effect that GCI Liberty was split-off (the “Split-Off”) from Liberty Interactive, and Liberty Interactive ceased to have an equity interest in GCI Liberty.

In the Split-Off, each outstanding share of LVNTA and LVNTB, including those held by the Schedule 1 Persons, was redeemed for one share of GLIBA and GLIBB, respectively.

Furthermore, each Schedule 1 Person:

•            holding options to acquire shares of LVNTA or LVNTB (whether unvested, partially vested or fully vested) (each, a “LVNT Option”), received, in exchange for such LVNT Option, an option to purchase an equivalent number of shares of the corresponding class of GCI Liberty common stock;

•            holding restricted stock units with respect to shares of LVNTA (whether unvested, partially unvested or fully vested) (each, a “LVNT RSU”), received, in exchange for such LVNT RSU, a restricted stock unit with respect to an equivalent number of shares of the corresponding class of GCI Liberty common stock; and

•            holding shares of LVNTA or LVNTB that were subject to a restricted stock award granted under a stock incentive plan of the Reporting Person (“LVNT Restricted Stock”), received shares in the Split-Off subject, in all material respects, to the same terms and conditions as those applicable to such shares of LVNT Restricted Stock immediately prior to the Split-Off.

For information concerning the beneficial ownership of LVNTA and LVNTB by the Schedule 1 Persons (other than Fiona Dias, who was appointed to the board of directors of the Reporting Person on December 29, 2017), see the section of the Reporting Person’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 29, 2017 (File No. 001-33982) captioned “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management—Liberty Interactive”.   Immediately prior to the effective time of the Split-Off, Fiona Dias held 680 LVNT RSUs.

(d)  Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth in this Statement, the Reporting Person has engaged in a series of transactions contemplated by the Reorganization Agreement.

Reclassification of GCI Liberty

On February 20, 2018, the Alaska Commissioner accepted for filing the Restated Articles that were filed by the Issuer on February 2, 2018 in accordance with the terms of the Reorganization Agreement. As a result, among other things, (a) the name of the Issuer changed from “General Communication, Inc.” to “GCI Liberty, Inc.” and (b) the reclassification of each share of GNCMA and GNCMB into one share of GCI Liberty Class A-1 Common Stock and GCI Liberty Class B-1 Common Stock, respectively, was effected.

Auto Conversion

At 4:21 p.m., New York City time, on March 8, 2018, pursuant to the terms of the Restated Articles and in accordance with the terms of the Reorganization Agreement, each outstanding share of GCI Liberty Class A-1 Common Stock and GCI Liberty Class B-1 Common Stock converted into (a) 0.63 of a share of GLIBA and (b) 0.20 of a share GLIBP (with fractional shares being issued, as applicable).

Contribution

At the Contribution Effective Time, in accordance with the terms of the Reorganization Agreement, Liberty Interactive and LI LLC contributed to GCI Liberty certain assets and liabilities attributed to Liberty Interactive’s Ventures Group, in exchange for, together with certain other consideration, the issuance to LI LLC of 81,706,919 shares of GLIBA and 4,455,308 shares of GLIBB, representing a controlling interest in GCI Liberty.

This summary of the transactions contemplated by the Reorganization Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Original Reorganization Agreement, Amendment No. 1, and Amendment No. 2, which are filed as Exhibits 7(a), 7(b) and 7(c) to this Statement, respectively.

Item 7.  Material to be Filed as Exhibits

7(a)

Agreement and Plan of Reorganization, dated as of April 4, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive Corporation with the Securities and Exchange Commission (“SEC”) on December 29, 2017 (File No. 001-33982) (the “Schedule 14A”)).*

7(b)

Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (incorporated by reference to Annex B to the Schedule 14A). *

7(c)

Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (incorporated by reference to Annex C to the Schedule 14A).*

7(d)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone (incorporated by reference to Annex F to the Schedule 14A).*

7(e)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John W. Stanton and Theresa E. Gillespie (incorporated by reference to Annex G to the Schedule 14A).*

7(f)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., Ronald A. Duncan and Dani Bowman (incorporated by reference to Annex H to the Schedule 14A).*

7(g)

Form of Agreement and Plan of Merger, by and between GCI Liberty, Inc. and GCI Merger Sub, Inc. (incorporated by reference to Annex A to the Preliminary Proxy Statement on Schedule 14A, filed by GCI Liberty, Inc. with the SEC on February 26, 2018 (File No. 001-38385)).*

*Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018	LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

7(a)

Agreement and Plan of Reorganization, dated as of April 4, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive Corporation with the Securities and Exchange Commission (“SEC”) on December 29, 2017 (File No. 001-33982) (the “Schedule 14A”)).*

7(b)

Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (incorporated by reference to Annex B to the Schedule 14A).*

7(c)

Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (incorporated by reference to Annex C to the Schedule 14A).*

7(d)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone (incorporated by reference to Annex F to the Schedule 14A).*

7(e)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John W. Stanton and Theresa E. Gillespie (incorporated by reference to Annex G to the Schedule 14A).*

7(f)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., Ronald A. Duncan and Dani Bowman (incorporated by reference to Annex H to the Schedule 14A).*

7(g)

Form of Agreement and Plan of Merger, by and between GCI Liberty, Inc. and GCI Merger Sub, Inc. (incorporated by reference to Annex A to the Preliminary Proxy Statement on Schedule 14A, filed by GCI Liberty, Inc. with the SEC on February 26, 2018 (File No. 001-38385)).*

*Filed herewith.

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY INTERACTIVE CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation (“Liberty Interactive”) are set forth below. The business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty Interactive, all executive officers and directors listed are United States citizens, except for Fiona Dias, who is a citizen of both the United States and Kenya, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
Michael A. George	President and Chief Executive Officer of Liberty Interactive; Director of Liberty Interactive; President and Chief Executive Officer, QVC, Inc.
Gregory B. Maffei	Chairman of the Board and Director of Liberty Interactive
Richard N. Barton	Director of Liberty Interactive
Fiona Dias	Director of Liberty Interactive
M. Ian G. Gilchrist	Director of Liberty Interactive
Evan D. Malone	Director of Liberty Interactive
John C. Malone	Director of Liberty Interactive
David E. Rapley	Director of Liberty Interactive
M. LaVoy Robison	Director of Liberty Interactive
Larry E. Romrell	Director of Liberty Interactive
Mark Vadon	Director of Liberty Interactive
Andrea L. Wong	Director of Liberty Interactive
Richard N. Baer	Chief Legal Officer of Liberty Interactive
Mark D. Carleton	Chief Financial Officer of Liberty Interactive
Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty Interactive